September 30, 2022	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Tower One Wireless Corp.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type : Annual General Meeting

Record Date for Notice of Meeting : October 14, 2022

Record Date for Voting (if applicable) : October 14, 2022

Beneficial Ownership Determination Date : October 14, 2022

Meeting Date : November 18, 2022

Meeting Location (if available) : Virtual Meeting

Issuer sending proxy related materials directly to NOBO: Yes

Issuer paying for delivery to OBO: No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders No

NAA for Registered Holders No

Voting Security Details:

Description	CUSIP Number	ISIN
CLASS A COMMON	89186Q101	CA89186Q1019

Sincerely,

Computershare

Agent for Tower One Wireless Corp.